Sappi Limited

Corporate Accounting (Reg. no 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel+ 27 (0)11 407 8111 Fax +27 (0)11 403 8854

October 5, 2007

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
via facsimile (202) 772-9210

Re:	Sappi Limited -- September 27, 2007 Comment Letter File No. 1-14872

Dear Ms. Thompson:

On September 27, 2007, we received your comment letter via facsimile transmission regarding Sappi Limited's Annual Report on Form 20-F for the fiscal year ended October 1, 2006, which was filed on December 15, 2006.  Because our fiscal year ended on September 30, 2007, we are devoting substantial resources to year-end activities.  Accordingly, we currently anticipate being able to provide you with a comprehensive and detailed response to the comments stated in the abovementioned comment letter by no later than October 30, 2007.

Thank you for your time and consideration with this matter.

Sincerely,

/s/ Laurence Newman

Laurence Newman,
Group Financial Controller

Directors: E van As (Chairman), R J Boëttger (Chief Executive Officer), D C Brink, Prof M Feldberg (USA), J E Healey (USA), Dr D Konar,
H C Marnsch (Germany), Mr J D McKenzie, Mrs K R Osar (USA), Mrs B Radebe, Sir A N R Rudd (UK), Dr F A Sonn, M R Thompson
Secretaries: Sappi Management Services (Pty) Ltd (Reg. No. 1989/001134/07)